EXHIBIT 4(b)(xvii)

[LLOYDS TSB LOGO]

STRICTLY PRIVATE AND CONFIDENTIAL

Sir Julian Horn-Smith

18th November, 2004

Dear Sir Julian,

LLOYDS TSB GROUP plc and LLOYDS TSB BANK plc

The Chairman will be writing to you shortly in connection with your appointment to our board and remuneration committee. In the meantime, I enclose various forms and should be grateful if you would kindly complete and return them to me.

You will see from item 1(D) in the folder which I also enclose, that non-executive directors are appointed for specified terms, with the initial term not exceeding three years subject to the provisions of the Companies Act 1985 and the articles of association. A further term would be appropriate, if you and the board were to agree in due course.

An indication of the amount of time non-executive directors are expected to devote to the company’s affairs is given in item 1(E) of your folder. There is also information in your folder about the role, duties and responsibilities of directors, as well as details regarding fees for board and committee membership.

Other information included in the folder relates to the review process for directors’ performance; directors’ and officers’ liability insurance; taking independent professional advice at the company’s expense; and board committees.

Details about the induction arrangements for new directors are given in item 1(H) of the folder. We shall develop an induction programme for you and I shall shortly arrange a suitable time to meet you in Newbury to discuss this and other matters.

Contd.

Lloyds TSB Group plc is registered in Scotland no. 95000
Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH
Lloyds TSB Bank plc is registered in England and Wales no. 2065
Registered office: 25 Gresham Street, London EC2V 7HN

Directors are encouraged to hold shares in the company and unless you already have a shareholding, you may wish to buy some, so that it appears in the report and accounts, at the end of the year, that you have a stake in Lloyds TSB Group.

I am sorry about the formalities and hope that you will not hesitate to contact me for assistance in any of these or other matters during the term of your directorship.

Finally, I attach a copy of the announcement which we intend to release to the stock exchange on 23rd November, 2004.

With kind regards

Yours sincerely,

/s/ Alastair

A.J. Michie
Company Secretary
Lloyds TSB Group plc and
Lloyds TSB Bank plc

Lloyds TSB Group plc is registered in Scotland no. 95000
Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH
Lloyds TSB Bank plc is registered in England and Wales no. 2065
Registered office: 25 Gresham Street, London EC2V 7HN

PERSONAL

Sir Julian Horn-Smith

22nd November, 2004

Dear Julian

DIRECTORSHIP

We have now received Financial Services Authority approval of your application for “approved person” status under the Financial Services and Markets Act 2000. As a result, I am able, formally, to invite you to join the boards of Lloyds TSB Group and Lloyds TSB Bank from 1st January, 2005. You will also be appointed a member of the remuneration committee.

Bobby Leach and Mary Walsh have finalised the wording of the press release, which is attached, and the intention is to make the announcement to the stock exchange tomorrow.

Alastair Michie is writing to you about the formalities.

I am so pleased that you are joining us.

With kind regards

/s/ Maarten

Maarten van den Bergh

Encl.